Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS	2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONDENSED CONSOLIDATED STATEMENTS OF Cash Flow	6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Basis of preperation and significant accounting policies	7
3. Expenses	9
4. Trade and other receivables	10
5. Trade and other payables	10
6. Inventories	11
7. Mining interests	12
8. Long-term debt	14
9. Gold stream obligation	17
10. Derivative instruments	18
11. Share capital	20
12. Discontinued operations	23
13. Income and mining taxes	24
14. Reclamation and closure cost obligations	25
15. Supplemental cash flow information	26
16. Segmented information	27
17. Fair value measurement	30
18. Commitments and contingencies	32
19. Subsequent events	32

1

CONDENSED CONSOLIDATED INCOME STATEMENTS

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	Note	2018	2017
Revenues		193.2	124.5
Operating expenses	3	117.3	62.4
Depreciation and depletion		68.2	45.9
Revenue less cost of goods sold		7.7	16.2

Corporate administration		5.4	7.5
Share-based payment expenses	11	1.4	1.2
Exploration and business development		0.6	1.7
Earnings from operations		0.3	5.8

Finance income	3	0.5	0.2
Finance costs	3	(16.7)	(1.2)
Other (losses) gains	3	(8.2)	25.7
(Loss) earnings before taxes		(24.1)	30.5
Income tax (expense) recovery	13	(5.0)	0.4
(Loss) earnings from continuing operations(1)		(29.1)	30.9
(Loss) earnings from discontinued operations, net of tax	12	(0.4)	6.6
Net (loss) earnings		(29.5)	37.5
(Loss) earnings from continuing operations per share
Basic	11	(0.05)	0.06
Diluted	11	(0.05)	0.06
(Loss) earnings per share
Basic	11	(0.05)	0.07
Diluted	11	(0.05)	0.07
Weighted average number of shares outstanding (in millions)
Basic	11	578.7	528.1
Diluted	11	578.7	528.9
1.	For the three months ended March 31, 2018 and comparative periods, Peak Mines has been classified as a discontinued operation and accordingly earnings and cash flows are presented exclusive of Peak Mines. Refer to Note 12 for further details.

See accompanying notes to the condensed consolidated financial statements.

2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended March 31, 2018
(in millions of U.S. dollars)	Note	2018	2017
Net (loss) earnings		(29.5)	37.5
Other comprehensive income
Unrealized loss on mark-to-market of diesel swap contracts		-	(0.4)
Reclassification of realized loss on settlement of diesel swap contracts		-	0.1
Gain on revaluation of gold stream obligation	9	6.0	17.2
Deferred income tax related to derivative contracts and gold stream obligation	9,10	(2.0)	(5.5)
Total other comprehensive income		4.0	11.4
Total comprehensive (loss) income		(25.5)	48.9

See accompanying notes to the condensed consolidated financial statements.

3

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		As at March 31	As at December 31
(in millions of U.S. dollars)	Note	2018	2017
Assets
Current assets
Cash and cash equivalents		191.3	216.2
Trade and other receivables	4	24.0	27.1
Inventories	6	195.3	193.2
Current income tax receivable		15.2	12.9
Prepaid expenses and other		8.4	5.6
Total current assets		434.2	455.0
Non-current inventories	6	99.5	78.7
Mining interests	7	3,154.4	3,200.4
Deferred tax assets	13	159.8	171.6
Other		2.6	2.6
		3,850.5	3,908.3
Assets held for sale	12	101.0	109.0
Total assets		3,951.5	4,017.3
Liabilities and equity
Current liabilities
Trade and other payables	5	150.8	178.2
Deferred benefit – Peak sale prepayment	12	3.0	3.0
Total current liabilities		153.8	181.2
Reclamation and closure cost obligations	14	120.4	121.5
Gold stream obligation	9	235.3	249.0
Provisions		2.9	2.6
Long-term debt	8	1,008.4	1,007.7
Deferred tax liabilities	13	257.9	250.3
Other		2.3	2.7
		1,781.0	1,815.0
Liabilities held for sale	12	55.2	62.8
Total liabilities		1,836.2	1,877.8
Equity
Common shares	11	3,036.7	3,036.5
Contributed surplus		104.3	103.2
Other reserves		(34.9)	(38.9)
Deficit		(990.8)	(961.3)
Total equity		2,115.3	2,139.5
Total liabilities and equity		3,951.5	4,017.3

See accompanying notes to the condensed consolidated financial statements.

4

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Three months ended March 31
(in millions of U.S. dollars)	Note	2018	2017
Common shares
Balance, beginning of period		3,036.5	2,859.0
Common share issuance	11	0.2	166.8
Shares issued for exercise of options and vested PSUs		-	0.2
Balance, end of period		3,036.7	3,026.0
Contributed surplus
Balance, beginning of period		103.2	100.5
Exercise of options and vested PSUs	11	-	(0.1)
Equity settled share-based payments		1.1	1.4
Balance, end of period		104.3	101.8
Other reserves
Balance, beginning of period		(38.9)	(33.0)
Change in fair value of hedging instruments (net of tax)		-	(0.2)
Gain on revaluation of gold stream obligation (net of tax)	9	4.0	11.6
Balance, end of period		(34.9)	(21.6)
deficit
Balance, beginning of period		(961.3)	(853.3)
Net (loss) earnings		(29.5)	37.5
Balance, end of period		(990.8)	(815.8)
Total equity		2,115.3	2,290.4

See accompanying notes to the condensed consolidated financial statements.

5

CONDENSED CONSOLIDATED STATEMENTS OF Cash Flow

(unaudited)

Three months ended March 31
(in millions of U.S. dollars)	Note	2018	2017
Operating activities
(Loss) earnings from continuing operations		(29.1)	30.9
Adjustments for:
Foreign exchange losses (gains)	3	19.9	(4.4)
Reclamation and closure costs paid	14	(0.2)	(0.4)
Gain on disposal of El Morro stream		-	(33.0)
Depreciation and depletion		68.0	46.3
Other non-cash adjustments	15	(11.4)	11.7
Income tax expense (recovery)	13	5.0	(0.4)
Finance income	3	(0.5)	(0.2)
Finance costs	3	16.7	1.2
		68.4	51.7
Change in non-cash operating working capital	15	(17.2)	8.0
Income taxes paid		(1.0)	(2.4)
Operating cash flows generated from continuing operations(1)		50.2	57.3
Operating cash flows generated from discontinued operations	12	14.9	19.5
Cash generated from operations		65.1	76.8
Investing activities
Mining interests		(68.7)	(138.3)
Proceeds from the sale of the El Morro stream and other assets		0.3	65.3
Interest received		0.3	0.2
Investing cash flows used by continuing operations(1)		(68.1)	(72.8)
Investing cash flows used by discontinued operations	12	(8.7)	(5.4)
Cash used by investing activities		(76.8)	(78.2)
Financing activities
Proceeds received from exercise of options	11	-	0.1
Net proceeds received from issuance of common shares		-	165.7
Cash settlement of gold stream obligation	9	(3.1)	-
Interest paid		(3.6)	(1.5)
Cash (used by) generated from financing activities		(6.7)	164.3
Effect of exchange rate changes on cash and cash equivalents		(0.8)	0.7
Cash and cash equivalents classified as held-for-sale	12	(5.7)	-
Change in cash and cash equivalents		(24.9)	163.6
Cash and cash equivalents, beginning of period		216.2	185.9
Cash and cash equivalents, end of period		191.3	349.5
Cash and cash equivalents are comprised of:
Cash		141.4	255.8
Short-term money market instruments		49.9	93.7
		191.3	349.5
1.	For the three months ended March 31, 2018 and comparative periods, Peak Mines has been classified as a discontinued operation and accordingly earnings and cash flows are presented exclusive of Peak Mines. Refer to Note 12 for further details.

See accompanying notes to the condensed consolidated financial statements.

6

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2018 and 2017

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). The Company also owns the Blackwater project in Canada (“Blackwater”). The Company completed the sale of the Peak Mines in Australia (“Peak Mines”) in early April 2018. Peak Mines has been classified as a discontinued operation as at and for the three months ended March 31, 2018.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD.

The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.

2. Basis of preperation and significant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted below in “Changes in accounting policies”.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on April 25th, 2018.

(b) Changes in accounting policies

Revenue

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 effective January 1, 2018 applying the retrospective method of transition.

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The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, is deferred and recognized over time as the obligations are fulfilled, along with the associated costs. The impact of this change on the amount of revenue recognized in a year is not significant. As a result, there have been no changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

(c) Future changes in accounting policies

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is assessing the effect of adoption of IFRS 16 on its consolidated financial statements.

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3. Expenses

(a) Operating expenses by nature

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
Operating expenses by nature
Raw materials and consumables	54.1	31.3
Salaries and employee benefits	37.5	21.4
Contractors	19.9	9.3
Repairs and maintenance	13.5	4.4
General and administrative	6.8	3.9
Operating leases	1.5	0.7
Royalties	2.1	1.7
Drilling and analytical	0.4	0.2
Other	1.3	0.4
Total production expenses	137.1	73.3
Less: Production expenses capitalized	(8.0)	(5.8)
Less: Change in inventories and work-in-progress	(11.8)	(5.1)
Total operating expenses	117.3	62.4

(b) Finance costs and income

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
Finance costs
Interest on senior unsecured notes	13.2	13.5
Interest on Credit Facility	2.8	0.9
Accretion expense on decommissioning obligations (Note 14)	0.3	0.3
Other finance costs	0.4	1.3
	16.7	16.0
Less: amounts included in cost of qualifying assets	-	(14.8)
Total finance costs	16.7	1.2
Finance income
Interest income	0.5	0.2

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(c) Other gains

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
Other GAINS
Unrealized gain on share purchase warrants	-	1.1
(Loss) gain on foreign exchange	(19.9)	4.4
Gain on disposal of El Morro stream	-	33.0
Other gain on disposal of assets	-	0.2
Gain on revaluation of investments	-	0.1
Unrealized gain (loss) on revaluation of gold stream obligation (Note 9)	3.3	(3.0)
Settlement and loss on revaluation of gold price option contracts	-	(10.6)
Gain on revaluation of copper forward contracts and copper price option contracts	6.8	1.0
Other	1.6	(0.5)
Total other (losses) gains	(8.2)	25.7

4. Trade and other receivables

As at March 31		As at December 31
(in millions of U.S. dollars)	2018	2017
Trade and other receivables
Trade receivables	5.1	3.8
Sales tax receivable	17.5	22.7
Unsettled provisionally priced concentrate derivatives and copper swap contracts	0.6	(1.9)
Other	0.8	2.5
Total trade and other receivables	24.0	27.1

5. Trade and other payables

	As at March 31	As at December 31
(in millions of U.S. dollars)	2018	2017
Trade and other payables
Trade payables	41.1	60.9
Interest payable	19.4	6.9
Accruals	62.1	79.2
Current portion of reclamation and closure cost obligations (Note 14)	2.7	2.6
Current portion of gold stream obligation (Note 9)	25.5	24.5
Derivative liabilities (Note 10)	-	4.1
Total trade and other payables	150.8	178.2

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6. Inventories

As at March 31		As at December 31
(in millions of U.S. dollars)	2018	2017
Inventories
Heap leach ore	163.3	163.1
Work-in-process	23.9	18.5
Finished goods(1)	16.1	16.1
Stockpile ore	33.8	23.8
Supplies	57.7	50.4
	294.8	271.9
Less: non-current inventories(2)	(99.5)	(78.7)
Total current inventories	195.3	193.2
1.	The amount of inventories recognized in operating expenses for the three months ended March 31, 2018 was $112.2 million (2017 - $60.5 million).
2.	Non-current inventories, which include heap leach inventories at Mesquite and Cerro San Pedro and low-grade stockpiled inventories at Rainy River, of $99.5 million (December 31, 2017 – $78.7 million) are expected to be recovered after one year.

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7. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2016	1,540.2	1,117.1	959.1	741.4	1.1	4,358.9
Additions	88.8	65.8	44.5	529.7	-	728.8
Disposal of El Morro stream	-	(32.0)	-	-	-	(32.0)
Disposals	-	-	(17.0)	-	-	(17.0)
Impairment loss on held-for-sale assets(1)	(48.6)	-	-	-	-	(48.6)
Assets reclassified as held-for-sale(1)	(178.5)	(9.8)	(161.4)	(0.3)	-	(350.0)
Transfers(2)	1,219.5	(580.2)	554.1	(1,213.8)	-	(20.4)
Impairments	(268.4)	-	-	-	-	(268.4)
As at December 31, 2017	2,353.0	560.9	1,379.3	57.0	1.1	4,351.3
Additions(3)	(2.4)	2.1	3.0	26.1	-	28.8
Disposals	-	-	(0.6)	-	-	(0.6)
Transfers	-	-	-	-	-	-
As at March 31, 2018	2,350.6	563.0	1,381.7	83.1	1.1	4,379.5
Accumulated depreciation
As at December 31, 2016	734.9	-	432.7	-	-	1,167.6
Depreciation for the year	161.7	-	102.5	-	-	264.2
Disposals	-	-	(16.2)	-	-	(16.2)
Reclassified as held for sale(1)	(159.3)	-	(105.4)	-	-	(264.7)
As at December 31, 2017	737.3	-	413.6	-	-	1,150.9
Depreciation for the period	46.6	-	27.7	-	-	74.3
Disposals	-	-	(0.1)	-	-	(0.1)
As at March 31, 2018	783.9	-	441.2	-	-	1,225.1
CARRYING AMOUNT
As at December 31, 2017	1,615.7	560.9	965.7	57.0	1.1	3,200.4
As at March 31, 2018	1,566.7	563.0	940.5	83.1	1.1	3,154.4
1.	Refer to Note 12 for further information on the assets held for sale.
2.	Effective November 1, 2017, Rainy River achieved commercial production. As a result, the Company transferred amounts capitalized to construction in progress to depletable mining properties and plant & equipment and assets capitalized as non-depletable mining properties were transferred to depletable mining properties. Additionally, on November 1, 2017, the Company transferred $20.4 million related to inventories from construction in progress to current assets.
3.	Included in additions to depletable mining properties is the recognition of $10.0 million of Investment Tax Credits which were not recognized in prior periods.

The Company capitalized interest of $51.3 million for the year ended December 31, 2017 to qualifying development projects. No interest was capitalized to qualifying development projects for the three months ended March 31, 2018.

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Carrying amount by property as at March 31, 2018:

	As at March 31, 2018
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	486.1	23.3	216.2	16.1	741.7
Mesquite	144.0	-	77.9	2.9	224.8
Cerro San Pedro	0.4	-	-	-	0.4
Rainy River	936.2	0.5	628.6	64.1	1,629.4
Blackwater	-	539.2	14.5	-	553.7
Other(1)	-	1.1	3.3	-	4.4
Carrying amount as at March 31, 2018	1,566.7	564.1	940.5	83.1	3,154.4
1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2017:

	As at December 31, 2017
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	521.8	22.9	225.7	15.1	785.5
Mesquite	150.0	-	83.5	2.7	236.2
Cerro San Pedro	0.6	-	-	-	0.6
Rainy River	948.1	0.5	633.6	39.2	1,621.4
Blackwater	-	537.5	14.6	-	552.1
Other(1)	-	1.1	3.5	-	4.6
Carrying amount as at December 31, 2017	1,620.5	562.0	960.9	57.0	3,200.4
1.	Other includes corporate balances and exploration properties.

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8. Long-term debt

Long-term debt consists of the following:

	As at March 31	As at December 31
(in millions of U.S. dollars)	2018	2017
Long-term debt
Senior unsecured notes - due November 15, 2022 (a)	494.6	494.3
Senior unsecured notes - due May 15, 2025 (b)	283.8	283.4
Credit Facility (c)	230.0	230.0
Total long-term debt	1,008.4	1,007.7

(a) Senior Unsecured Notes – due November 15, 2022

In 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at March 31, 2018, the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(b) Senior Unsecured Notes – due May 15, 2025

In 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”). As at March 31, 2018, the face value was $300.0 million. The 2025 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $10.7 million which have been offset against the carrying amount of the 2025 Unsecured Notes and are being amortized to net earnings using the effective interest method.

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The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to May 15, 2020 at a redemption price of 100% of the aggregate principal amount of the 2025 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid up to the first call date of May 15, 2020), plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Credit Facility

The Company holds a $400.0 million revolving credit facility (the “Credit Facility”) with a maturity date of August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

In June 2017, the Company amended the Credit Facility’s net debt to Adjusted EBITDA ("Leverage Ratio") covenant, to increase the maximum Leverage Ratio to 4.0 to 1.0 from January 1, 2018 to March 31, 2018 (previously 3.5 to 1.0). Following that period, the maximum leverage ratio will be 3.5 : 1.0. As at March 31, 2018, the maximum Leverage Ratio is 4.0 : 1.0.

Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended December 31
	Financial covenant	2018	2017
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.5 : 1	4.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.0 : 1	3.3 : 1	3.1 : 1

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The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to Adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to Adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at March 31, 2018 (December 31, 2017 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to Adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at March 31, 2018 (December 31, 2017 – 0.73%).

As at March 31, 2018, the Company has drawn $230.0 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $135.7 million as at March 31, 2018 (December 31, 2017 - $138.8 million). Of the issued letters of credit, $16.3 million relate to Peak Mines, which was sold in early April 2018. Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

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9. Gold stream obligation

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9 (2013). Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive loss. The gold stream obligation contained a maximum leverage ratio covenant (net debt to Adjusted EBITDA) of 4.0 : 1.0 as at March 31, 2018. The gold stream obligation’s maximum leverage ratio covenant mirrors that of the Credit Facility, as described in note 8.

The following is a summary of the changes in the Company’s gold stream obligation:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2016	246.5
Settlements during the period	(2.4)
Fair value adjustments related to changes in the Company’s own credit risk(1)	7.6
Other fair value adjustments(2)	21.8
Balance, December 31, 2017	273.5
Less: current portion of gold stream obligation	(24.5)
Non-current portion of gold stream obligation	249.0
Balance, December 31, 2017	273.5
Settlements during the period(3)	(3.4)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(6.0)
Other fair value adjustments(2)	(3.3)
Balance, March 31, 2018	260.8
Less: current portion of gold stream obligation	(25.5)
Non-current portion of gold stream obligation	235.3
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the condensed consolidated income statements.
3.	Of the total $3.4 million in settlements, $1.6 million is unpaid and included in accruals as at March 31, 2018. Additionally, $1.3 million of settlements included in accruals at December 31, 2017 were paid in the first quarter of 2018.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

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10. Derivative instruments

	As at March 31	As at December 31
(in millions of U.S. dollars)	2018	2017
DERIVATIVE ASSETS
Unsettled provisionally priced concentrate derivatives, and swap contracts(1)	0.6	-
Copper price option contracts(2)	2.7	-
Total derivative assets	3.3	-
DERIVATIVE LIABILITIES
Unsettled provisionally priced concentrate derivatives, and swap contracts(1)	-	1.9
Copper price option contracts(2)	-	4.1
Total derivative liabilities	-	6.0

1.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.
2.	As at March 31, 2018, copper price option contracts are included within prepaids and other in the statement of financial position. As at December 31, 2017, copper price option contracts are included within trade and other payables in the statement of financial position.

(a) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at March 31, 2018. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Three months ended March 31, 2018
(in millions of U.S. dollars)	Gold	Copper	Total
Gain (LOSS) on the provisional pricing of concentrate sales
Realized	0.5	(1.5)	(1.0)
Unrealized	-	(2.0)	(2.0)
Total gain (loss)	0.5	(3.5)	(3.0)

	Three months ended March 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
Gain on the provisional pricing of concentrate sales
Realized	2.2	4.1	6.3
Unrealized	0.5	1.8	2.3
Total gain	2.7	5.9	8.6

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The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Three months ended March 31, 2018
(in millions of U.S. dollars)	Gold	Copper	Total
(loss) gain on swap contracts
Realized	(0.4)	2.0	1.6
Unrealized	0.1	2.5	2.6
Total (loss) gain	(0.3)	4.5	4.2

	Three months ended March 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
Loss on swap contracts
Realized	(2.2)	(4.4)	(6.6)
Unrealized	(0.2)	(3.5)	(3.7)
Total loss	(2.4)	(7.9)	(10.3)

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at March 31	As at December 31
	2018	2017
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000s)	1.2	2.0
Copper pounds (millions)	0.5	1.6

(b)  Copper price option contracts

In October 2017, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,600 tonnes (approximately 60 million pounds) of copper production during 2018 (“copper price option contracts”). The call options sold and put options purchased are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses.

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
COPPER price option contracts outstanding
Copper call contracts - sold	20,700 tonnes	April – December 2018	3.37	(2.0)
Copper put contracts - purchased	20,700 tonnes	April – December 2018	3.00	4.6
1.	The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

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11. Share capital

At March 31, 2018, the Company had unlimited authorized common shares and 578.7 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
No par value common shares issued
Balance at December 31, 2016	513,709	2,859.0
Issuance of common shares on equity offering(1)	61,740	166.6
Issuance of common shares under First Nations agreements	2,767	9.5
Exercise of options and vested performance share units (b)(i)	420	1.4
Balance at December 31, 2017	578,636	3,036.5
Issuance of common shares under First Nations agreements	113	0.2
Balance at March 31, 2018	578,749	3,036.7

1.	On March 10, 2017, the Company closed a bought deal financing and related agreements and issued 61.7 million common shares at a price of $2.80 per share. Proceeds of $172.9 million are included within equity net of equity issuance costs of $8.2 million and the associated deferred tax recovery of $1.9 million.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
Share-based payment expenses
Stock option expense (i)	0.6	0.8
Performance share unit expense	0.8	0.6
Restricted share unit expense(1)	0.5	0.3
Deferred share unit expense	-	(0.2)
Shares issued under First Nations agreements(1)	0.2	-
Total share-based payment expenses	2.1	1.5
1.	For the three months ended March 31, 2018, $0.5 million (2017 - $0.3 million) of restricted share unit expense and $0.2 million (2016 – nil) of common shares issued under First Nations agreements expense was recognized in operating expenses.

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(i) Stock options

The following table presents changes in the Plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
Changes to the plan
Balance at December 31, 2016	14,855	5.84
Granted	1,957	3.88
Exercised	(235)	3.31
Forfeited	(985)	5.01
Expired	(2,505)	8.87
Balance at December 31, 2017	13,087	5.08
Forfeited	(377)	4.59
Expired	(872)	8.42
Balance at March 31, 2018	11,838	4.85

(c) (Loss) earnings per share

The following table sets out the calculation of diluted (loss) earnings per share:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Calculation of diluted EARNINGS per share
(Loss) earnings from continuing operations	(29.1)	30.9
Net (loss) earnings	(29.5)	37.5
Basic weighted average number of shares outstanding (in millions)	578.7	528.1
Dilution of securities:
Stock options	-	0.8
Diluted weighted average number of shares outstanding (in millions)	578.7	528.9
(Loss) earnings from continuing operations per share:
Basic	(0.05)	0.06
Diluted	(0.05)	0.06
Net (loss) earnings per share:
Basic	(0.05)	0.07
Diluted	(0.05)	0.07

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The following table lists the equity securities excluded from the calculation of diluted loss per share. Equity securities are excluded when their respective exercise prices exceeded the average market price of the Company’s common shares of C$3.56 for the three months ended March 31, 2018 (2017 – C$4.29). Additionally, all stock options are excluded from the calculation of diluted earnings per share when the Company is in a net loss position.

	Three months ended March 31
(in millions of units)	2018	2017
Equity securities excluded from the calculation of diluted earnings per share
Stock options	11.8	7.3
Warrants(1)	-	27.9

1.	On June 28, 2017, New Gold’s share purchase warrants expired, unexercised.

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12. Discontinued operations

In July 2017, the Company began a process for the sale of Peak Mines, its gold-copper mine located in Australia and upon commencement of the process met the criteria as a discontinued operation under IFRS 5. In November 2017, the Company entered into a binding agreement to sell Peak Mines. In conjunction with the agreement, the Company has received a $3.0 million prepayment from the buyer which has been recorded as a deferred benefit within current liabilities on the consolidated statement of financial position. The Company completed the sale of Peak Mines in early April 2018.

For the three months ended March 31, 2018, the net (loss) earnings from Peak Mines is reported as (loss) earnings from discontinued operations. Total assets and liabilities of Peak Mines (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities held-for-sale, respectively, as at March 31, 2018. Upon classification of Peak Mines as held-for-sale, the Company ceased recognizing depreciation and depletion at Peak Mines.

As at March 31, 2018, the Company has measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The expected purchase consideration was used as the basis for determining the fair value and an estimate of the disposal costs were used as the basis for the costs to sell. The net loss from discontinued operations of $0.4 million for the three months ended March 31, 2018 reflects the change in FVLCS for the net assets held-for-sale.

The major classes of assets and liabilities of Peak Mines are as follows:

As at March 31		As at December 31
(in millions of U.S. dollars)	2018	2017
Assets
Cash and cash equivalents	5.7	-
Trade and other receivables	2.6	3.4
Inventories	14.3	10.0
Prepaid expenses and other	0.7	1.1
Mining interests	68.5	85.3
Deferred tax assets	9.2	9.2
Total assets held for sale	101.0	109.0
Liabilities
Trade and other payables	14.3	16.9
Current income tax payable	7.1	7.7
Reclamation and closure cost obligations	17.8	18.0
Provisions	9.3	9.1
Deferred tax liabilities	6.7	11.1
Total liabilities held for sale	55.2	62.8
Net assets held for sale	45.8	46.2

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13. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
Current income and mining tax (RECOVERY) expense
Canada	-	0.8
Foreign	(1.1)	2.8
	(1.1)	3.6
Deferred income and mining tax expense (recovery)
Canada	1.5	(2.0)
Foreign	4.6	(2.0)
	6.1	(4.0)
Total income tax expense (recovery)	5.0	(0.4)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
(Loss) earnings before taxes	(24.1)	30.5
Canadian federal and provincial income tax rates	26.3%	25.8%
Income tax (recovery) expense based on above rates	(6.3)	7.9
Increase (decrease) due to
Permanent differences	(0.2)	0.1
Different statutory tax rates on earnings of foreign subsidiaries	2.4	(3.3)
Foreign exchange on non-monetary assets and liabilities	5.7	(1.4)
Other foreign exchange differences	3.4	0.1
Canadian mining tax	(0.7)	(0.3)
Mexican special duty tax	-	(0.1)
Change in unrecognized deferred tax assets	0.9	4.7
Disposal of El Morro gold stream asset	-	(8.4)
Other	(0.2)	0.3
Income tax expense (recovery)	5.0	(0.4)

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14. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2016	20.0	7.6	13.6	13.7	18.1	8.9	81.9
Reclamation expenditures	-	(0.2)	-	(0.1)	(1.0)	(0.1)	(1.4)
Unwinding of discount	0.4	0.2	0.3	0.4	0.2	0.2	1.7
Revisions to expected cash flows	41.4	3.2	6.6	3.1	1.2	(0.3)	55.2
Foreign exchange movement	1.6	0.8	-	1.1	0.7	0.7	4.9
Less: amounts reclassified as held for sale	-	-	-	(18.2)	-	-	(18.2)
Balance – December 31, 2017	63.4	11.6	20.5	-	19.2	9.4	124.1
Less: current portion of closure costs (Note 5)	-	-	(0.2)	-	(2.4)	-	(2.6)
Non-current portion of closure costs	63.4	11.6	20.3	-	16.8	9.4	121.5
Balance – December 31, 2017	63.4	11.6	20.5	-	19.2	9.4	124.1
Reclamation expenditures	-	-	-	-	(0.2)	-	(0.2)
Unwinding of discount	0.1	0.1	0.1	-	-	-	0.3
Revisions to expected cash flows	0.1	-	(0.4)	-	(0.6)	-	(0.9)
Foreign exchange movement	(1.5)	(0.3)	-	-	1.9	(0.3)	(0.2)
Balance – March 31, 2018	62.1	11.4	20.2	-	20.3	9.1	123.1
Less: current portion of closure costs (Note 5)	-	-	(0.2)	-	(2.5)	-	(2.7)
Non-current portion of closure costs	62.1	11.4	20.0	-	17.8	9.1	120.4

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the LOM; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.

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15. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
Change in non-cash operating working capital
Trade and other receivables	(0.7)	19.0
Inventories	(16.4)	(4.3)
Prepaid expenses and other	(0.3)	0.3
Trade and other payables	0.2	(7.0)
Total change in non-cash operating working capital	(17.2)	8.0

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
other Non-cash adjustments
Unrealized gain on share purchase warrants	-	(1.1)
Unrealized gain on concentrate contracts	(2.5)	(0.8)
Equity settled share-based payment expense	1.2	1.2
Gain on disposal of assets	-	(0.2)
Settlement and loss on revaluation of gold price option contracts	-	10.6
Unrealized (gain) loss on gold stream obligation	(3.3)	3.1
Unrealized gain on copper forward contracts and copper price option contracts	(6.8)	-
Other non-cash adjustments	-	(1.1)
Total other non-cash adjustments	(11.4)	11.7

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16. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended March 31, 2018
(in millions of U.S. dollars)	Rainy River	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(3)	Total
Operating segment results
Gold revenues	54.3	22.2	45.7	6.4	-	-	-	128.6
Copper revenues	-	61.2	-	-	-	-	-	61.2
Silver revenues	1.0	1.1	-	1.3	-	-	-	3.4
Total revenues(2)	55.3	84.5	45.7	7.7	-	-	-	193.2
Operating expenses	51.6	28.3	28.2	9.2	-	-	-	117.3
Depreciation and depletion	17.5	37.8	12.1	0.8	-	-	-	68.2
Revenue less cost of goods sold	(13.8)	18.4	5.4	(2.3)	-	-	-	7.7
Corporate administration	-	-	-	-	5.4	-	-	5.4
Share-based payment expenses	-	-	-	-	1.4	-	-	1.4
Exploration and business development	0.2	0.1	-	-	0.2	0.1	-	0.6
(Loss) income from operations	(14.0)	18.3	5.4	(2.3)	(7.0)	(0.1)	-	0.3
Finance income	-	0.1	0.1	-	0.3	-	-	0.5
Finance costs	0.2	(0.3)	(0.1)	(0.1)	(16.3)	(0.1)	-	(16.7)
Other (losses) gains	(9.2)	1.4	-	(1.2)	0.8	-	-	(8.2)
(Loss) earnings before taxes	(23.0)	19.5	5.4	(3.6)	(22.2)	(0.2)	-	(24.1)
Income tax recovery (expense)	2.7	(11.9)	(3.6)	-	5.9	1.9	-	(5.0)
(Loss) earnings (from continuing operations	(20.3)	7.6	1.8	(3.6)	(16.3)	1.7	-	(29.1)
Loss from discontinued operations, net of tax	-	-	-	-	-	-	(0.4)	(0.4)
Net (loss) earnings	(20.3)	7.6	1.8	(3.6)	(16.3)	1.7	(0.4)	(29.5)

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2018.
3.	Refer to Note 12 for further information on discontinued operations.

27

Three months ended March 31, 2017
(in millions of U.S. dollars)	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(4)	Total
Operating segment results
Gold revenues	24.2	37.2	12.7	-	-	-	74.1
Copper revenues	46.6	-	-	-	-	-	46.6
Silver revenues	1.0	-	2.8	-	-	-	3.8
Total revenues(2)	71.8	37.2	15.5	-	-	-	124.5
Operating expenses	28.2	20.2	14.0	-	-	-	62.4
Depreciation and depletion	34.0	10.7	1.2	-	-	-	45.9
Revenue less cost of goods sold	9.6	6.3	0.3	-	-	-	16.2
Corporate administration	-	-	-	7.5	-	-	7.5
Share-based payment expenses	-	-	-	1.2	-	-	1.2
Exploration and business development	-	-	-	0.2	1.5	-	1.7
Income (loss) from operations	9.6	6.3	0.3	(8.9)	(1.5)	-	5.8
Finance income	-	-	-	0.2	-	-	0.2
Finance costs	(0.3)	(0.1)	(0.1)	(0.6)	(0.1)	-	(1.2)
Other gains (losses)	2.2	(5.3)	(1.7)	(5.7)	36.2	-	25.7
Earnings (loss) before taxes	11.5	0.9	(1.5)	(15.0)	34.6	-	30.5
Income tax (expense) recovery	(5.1)	(1.1)	(2.5)	4.6	4.5	-	0.4
Earnings (loss) from continuing operations	6.4	(0.2)	(4.0)	(10.4)	39.1	-	30.9
Earnings from discontinued operations, net of tax	-	-	-	-	-	6.6	6.6
Net earnings (loss)	6.4	(0.2)	(4.0)	(10.4)	39.1	6.6	37.5
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2017.
3.	Refer to Note 12 for further information on discontinued operations

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(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditures(1)
	As at March 31	As at December 31	As at March 31	As at December 31	Three months ended March 31
(in millions of U.S. dollars)	2018	2017	2018	2017	2018	2017
Segmented assets and liabilities
Rainy River	1,781.2	1,774.2	409.6	454.4	59.1	126.3
New Afton	840.9	874.5	145.8	147.8	7.2	7.7
Mesquite	464.0	482.3	97.7	96.3	0.5	1.6
Cerro San Pedro	41.6	43.9	27.9	26.7	-	0.7
Blackwater	565.4	560.8	57.1	56.9	1.9	1.8
Other(2)	157.4	172.6	1,042.9	1,032.8	-	0.2
	3,850.5	3,908.3	1,781.0	1,814.9	68.7	138.3
Assets and liabilities held for sale and capital expenditures from discontinued operations(3)	101.0	109.0	55.2	62.8	8.7	5.4
Total assets, liabilities and capital expenditures	3,951.5	4,017.3	1,836.2	1,877.8	77.4	143.7

1.	Capital expenditures per consolidated statement of cash flows.
2.	Other includes corporate balance and exploration properties.
3.	Refer to Note 12 for further information on assets and liabilities held for sale.

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17. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers among Levels 1, 2 and 3 during the three months ended March 31, 2018 or the three months ended March 31, 2017. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Gold and copper price option contracts and copper forward contracts

The fair value of the gold and copper price option contracts and copper forward contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold price option contracts, copper price option contracts and copper forward contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the fourteen-year U.S. Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine model.

Performance share units (PSU)

The fair value of the PSU liability is calculated using the quantity of base options subject to cash settlement, the weighted-average three-year achieved performance ratio (calculated using the annualized return of the Company’s share price compared to the annualized return of the S&P Global Gold Index) and the expected share price at the end of the vesting period.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

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		As at March 31, 2018		As at December 31, 2017
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		191.3		216.2
Trade and other receivables	Loans and receivables at amortized cost		23.4		29.0
Provisionally priced contracts	Financial instruments at FVTPL	2	(2.0)	2	4.2
Gold and copper swap contracts	Financial instruments at FVTPL	2	2.6	2	(6.1)
Copper price option contracts	Financial Instruments at FVTPL	2	2.7	2	-
Investments	Financial instruments at FVTPL	1	1.0	1	1.0
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		122.6		146.0
Long-term debt	Financial liabilities at amortized cost		1,008.4		1,007.7
Gold stream obligation	Financial Instruments at FVTPL	3	260.8	3	273.5
Performance share units	Financial Instruments at FVTPL	3	2.2	3	1.8
Restricted share units	Financial instruments at FVTPL	1	0.7	1	0.8
Copper price option contracts	Financial instruments at FVTPL	2	-	2	4.1

1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligations, copper forward contracts and the short-term portion of the gold stream obligation.

The carrying values and fair values of the Company’s financial instruments are as follows:

As at March 31, 2018			As at December 31, 2017
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	191.3	191.3	216.2	216.2
Trade and other receivables	23.4	23.4	29.0	29.0
Provisionally priced contracts	(2.0)	(2.0)	4.2	4.2
Gold and copper swap contracts	2.6	2.6	(6.1)	(6.1)
Investments	1.0	1.0	1.0	1.0
Copper price option contracts	2.7	2.7	-	-
FINANCIAL LIABILITIES
Trade and other payables(1)	122.6	122.6	146.0	146.0
Long-term debt	1,008.4	1,047.4	1,007.7	1,064.3
Gold stream obligation	260.8	260.8	273.5	273.5
Performance share units	2.2	2.2	1.8	1.8
Restricted share units	0.7	0.7	0.8	0.8
Copper price option contracts	-	-	4.1	4.1

1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, copper price option contracts and the short-term portion of the gold stream obligation.

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18. Commitments and contingencies

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2018, these commitments totalled $85.3 million, $84.5 million of which is expected to fall due over the next 12 months. This compares to commitments of $51.4 million as at December 31, 2017, $48.5 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

19. Subsequent events

In early April 2018, the Company completed the sale of the Peak Mines located in New South Wales, Australia.

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